Exhibit (a)(5)(A)

MEMORANDUM

Date:	January 29, 2007
To:	KLA-Tencor U.S. Employees
From:	Stock and Retirement Services
Re:	409A informational meetings today!

Background on 409A:

Section 409A is a new section of the Internal Revenue Code which was enacted in October 2004 to limit an individual’s ability to defer income into future periods. Section 409A imposes a series of requirements governing the timing of deferral elections and the payment of the deferred compensation. These requirements directly affect many KLA-Tencor employees who hold previously granted options vesting in 2005 or later. Failure to comply with these requirements will result in taxation of the amount treated as deferred compensation when the options vest plus an additional 20% federal tax and applicable state tax penalties on that amount. Discounted stock options, including your retroactively-priced options, to the extent they vest after December 31, 2004, are subject to similar tax treatment at vesting or (for options exercised in 2006) at the time of exercise.

Such unfavorable tax treatment can be avoided with respect to your currently outstanding options if certain remedial actions are taken, such as increasing the exercise price to the fair market value of the underlying shares on the actual date the options were granted. Such action must be taken before December 31, 2007 or (if earlier) the date those options are exercised.

The Company has identified the retroactively-priced options potentially subject to Section 409A. Those options are listed in the chart below, and only the portion of each listed option which vests after December 31, 2004 would be covered by Section 409A. If you do not have stock option grants that correspond with the dates on the chart, then you will not be affected by Section 409A. We sent to your home stock option statements so that you can easily determine if any of your options are potentially subject to Section 409A taxation.

A small number of employees who joined the Company after 2002 may have received options that are affected by Section 409A in connection with their hiring. We are contacting any affected employees directly.

Grant Dates Potentially

Subject to 409A

8/13/2000	11/20/2001

11/10/2000	1/18/2002

2/9/2001	2/28/2002

4/4/2001	9/5/2002

5/30/2001	11/8/2002

7/10/2001

10/2/2001

Although we expect to allow employees to resume option exercises Thursday, February 1, 2007, it may not be in your best interest to exercise your Section 409A-covered options until we roll out the new program to remedy the adverse tax treatment of those options. We expect to roll out that program in early February 2007. If your circumstances require any earlier exercise of your potential 409A-covered options (those identified in the above chart, to the extent they vest after December 31, 2004 or those that we separately identified for you), we recommend that you first consult with your personal tax advisor so that you have an understanding of the tax implications that could result from such exercise. KLA-Tencor will not be able to help you reduce any tax liability associated with such exercises.

Meeting Notices

In an effort to get information to you as quickly as possible, beginning today we are holding a series of employee meetings to explain Section 409A and describe the programs designed to bring your currently outstanding Section 409A-covered options into compliance with the new law and to address the assistance the Company will provide to those who exercised Section 409A-covered option in the 2006 calendar year. We encourage you to attend if you hold or have exercised options with any dates that match the table above.

TODAY Monday January 29th

11:00 in the Milpitas Multi-Purpose Room

1:30 and 3:30 in the San Jose Cafeteria

Time: 11:00 am, Pacific Standard Time

Time: 1:30 pm, Pacific Standard Time

Program Descriptions

Program One: Addresses those options considered discounted which vested after December 31, 2004 and were exercised during 2006.

Discounted options that vested in 2005 and were exercised in 2005 are not subject to the 20% Section 409A tax under the transition rules provided by the Internal Revenue Service and for that reason are not subject to Program One.

Discounted options that vested in 2005 or 2006 and were exercised in 2006 are subject to the 20% Section 409A tax and similar penalty taxes in California and certain other states. The stock option income recognized at the time those options were exercised is subject to the 20% Section 409A tax and will be included in Box 12 with Code Z on your 2006 Form W-2 if you exercise discounted options in 2006.

As part of KLA-Tencor’s commitment to accommodate employees subject to the incremental 20% tax, KLA-Tencor will compensate you for the 20% federal Section 409A tax and any similar state penalty tax you may incur with respect to affected options that were exercised in 2006. KLA-Tencor will also gross-up the compensation you receive to cover the extra 2007 income and payroll taxes you will incur as a result of the extra compensation you received to cover those 2006 penalty taxes. We will include the compensation in a February paycheck. Included below are written instructions prepared with the assistance of a national CPA firm to assist you or your tax advisor in preparing your 2006 tax return.

Reporting Implications Associated with the Exercise of Discounted Stock Options

Q: How do I report and pay the penalty taxes?

A: The compensation income resulting from the exercise of stock options subject to the 20% Section 409A tax will be reported to you on your 2006 Form W-2 (in box 1, and in box 12 using code Z). An example of a 2006 Form W-2 is shown below ; the $10,000 shown in Box 12 represents the amount of gain for federal and state tax purposes. You will use this amount and multiply it by 20%, and report the resulting amount, $2,000 in this example ($10,000 x 20% = $2,000), as explained below. The instructions for Form 1040 direct you to write “NQDC $2,000” on the dotted line to the left of the amount in line 63 on page 2 of Form 1040, as shown in the example on page 4. The calculated amount of the penalty tax ($2,000 in this example) should be added to the amount otherwise calculated for line 63. If you are a California resident, you should report the penalty tax on line 33 of California Form 540. “NQDC” should be written on the dotted line to the left of the amount in line 33 as shown in the example on page 5. We are currently working with a national CPA firm to understand the state tax consequences outside of California.

As a result of the addition of these two amounts of penalty taxes to your federal and state tax returns, you may owe additional taxes when you file your return. If you do, you should pay the additional taxes owed when you file.

KLA-Tencor is providing you extra compensation in 2007 to compensate you for the 20% federal Section 409A tax and any similar state tax you may incur. KLA-Tencor will also gross-up the compensation you receive to cover the extra 2007 income and payroll taxes you will incur as a result of the extra compensation you received to cover the 2006 taxes.

PROGRAM TWO SUMMARIZED BELOW WILL INVOLVE A FORMAL TENDER OFFER BY THE COMPANY TO AMEND CERTAIN OUTSTANDING OPTIONS COVERED BY SECTION 409A OF THE INTERNAL REVENUE CODE. YOU WILL BE NOTIFIED WHEN THAT TENDER OFFER COMMENCES. WE ADVISE YOU TO READ THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION WITH RESPECT TO YOUR STOCK OPTIONS. WE WILL DELIVER THE ACTUAL TENDER OFFER DOCUMENTS TO ALL AFFECTED EMPLOYEES BY EMAIL WHEN THE TENDER OFFER COMMENCES, AND THOSE DOCUMENTS WILL ALSO BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S PUBLIC WEBSITE.

Program Two: Addresses those options considered discounted but not yet exercised.

This is a brief summary of Program Two and does not take the place of the legal documentation that will be distributed to affected individuals the week of February 5, 2007, when we officially start the program. We recommend that you consult with your personal tax advisor to determine the consequences of accepting or declining participation in the program.

What is the plan for remedy of 409A impact?

KLA-Tencor intends to make a Tender Offer. This covers United States tax paying individuals who currently hold outstanding discounted stock options that vested after December 31, 2004 and are subject to 409A. The Tender Offer document, which will be filed with the SEC, is the legal representation of the remedy that we propose to offer you as a means to avoid the adverse tax consequences under 409A.

Principal aspects of the Offer are:

1.	The tender offer will provide you with an election to increase the exercise price of your eligible discounted option to its “Adjusted Exercise Price” (provided you accept and remain an employee until the date the Offer expires)

2.	The “Adjusted Exercise Price” will be the lower of the fair market value of our common stock on the day after the Tender Offer closes (anticipated to be March 6, 2007) or the fair market value of our common stock on the actual grant date of your eligible discounted option. In no event will the Adjusted Exercise Price be lower than the current exercise price in effect for that option.

3.	Once the exercise price has been amended to its adjusted exercise price, your affected options will no longer be subject to 409A.

4.	Each recipient who accepts the tender offer and complies with its terms will receive a cash bonus equal to the amount (if any) by which the adjusted exercise price exceeds the original exercise price of the affected options.

5.	The cash bonus will be paid in January of 2008, regardless of whether you are employed by KLA-Tencor at that time. The payment will subject to the Company’s withholding of all applicable taxes.

6.	You must remain an employee or service provider until the Tender Offer closes.

Am I affected?

First, check the option statement that was sent to your home or contact your broker to determine if you were granted options that have the dates referenced in the chart above or that have otherwise identified as subject to Section 409A. If not, then you are not subject to 409A. If you hold affected options, then please attend the meetings that are scheduled and watch your e-mail for details. KLA-Tencor will send, via e-mail, to those individuals impacted by Section 409A information on how to access the Tender Offer documents, which includes an FAQ, a formal offer (with the applicable terms and conditions), an election form for submitting your options for amendment and an acceptance agreement. The e-mail will be sent the week of February 5, 2007. This documentation is important and has specific deadlines that must be met. Failure to meet those deadlines will result in our inability to execute on the offer agreement.

How do I prepare my taxes?

KLA-Tencor can not supply tax advice. You must contact a tax advisor on this aspect of the implications.